FAB INDUSTRIES, INC.

2002 ANNUAL REPORT ON FORM 10-K

P.E. 11-30-02

APR 25 2003

Fab

Fab Industries, Inc.
At A Glance

Fab Industries, Inc. is a major manufacturer of knitted textile fabrics, laces and related finished home products, as well as laminated fabrics.

The Company merchandises its products to the apparel, home furnishings, industrial, retail and other specialty markets.

Fab engages in a continuing program of research and product development to create new fabrics and styles to meet the ever-changing demands of the market.

Fab and its subsidiaries presently employ approximately 600 people and operate five manufacturing plants at three locations in North Carolina and New York. The Company also maintains executive offices and showroom facilities on Madison Avenue in New York City.

Fab subsidiaries and divisions are listed in the Corporate Directory on the inside back cover of this report. Selected Consolidated Financial Data are indicated on page 7.

To Our Stockholders:

Fiscal 2002 was certainly an eventful year in the history of the Company.

Over the past several years the Company has aggressively reorganized and restructured its organization to adapt to global market conditions, which continue to confront the domestic textile industry. The Company's Board of Directors continued to analyze the Company's operations, its financial condition, and other factors within the context of the challenging market forces that were confronting the Company.

After extensive analysis and discussion the Board of Directors determined that it would be in the best interests of its stockholders to sell the Company's textile business as a going concern.

In order to achieve and maximize stockholder value the Board of Directors adopted a Resolution dated March 1, 2002 which authorized, subject to stockholder approval, the sale of the Company's textile business pursuant to a Plan of Liquidation and Dissolution ("Plan"), which was subsequently approved by the stockholders at the Company's annual meeting on May 30, 2002. This Plan provided, in part, that the Company's officers and directors would continue to operate the company's business and pursue a sale of the company's textile business.

In November 2002, the Board of Directors engaged the services of McFarland, Dewey and Co., LLC, to act as financial advisors to assist the Company in its sale. Work began immediately on the preparation of Confidentiality Agreements and the initial Confidential Information Memorandum.

On May 30, 2002 the Company's Board of Directors declared an initial liquidating distribution of $10.00 per share resulting in a payment to stockholders of $52,380,000 in June 2002.

During 2002 business conditions within the U.S. textile industry remained depressed while low-cost foreign imports continued to take its toll on the U.S. textile-manufacturing sector, including the Company. Net sales for 2002 were $62,965,000 as compared to $80,036,000 in fiscal year 2001, a decrease of 21.3 percent, reflecting a reduction in customer orders.

The Company remains committed to achieving operational profitability through its sales and marketing initiatives, improving its product mix, achieving better operating efficiencies, continuing to improve upon its quality performance, and by eliminating and reducing costs throughout the company's operations in fiscal 2003.

In these unsettling, uncertain times, no one can predict the future but rest assured that the company's management and Board of Directors will continue to operate the business to maximize stockholder value within the guidelines set forth within the Plan.

Once again I would like to express my heartfelt thanks and gratitude to the Company's employees, suppliers, customers, and stockholders for their continued loyalty and support.

Sincerely,

Samson Bitensky

Samson Bitensky
Chairman and Chief Executive Officer

March 28, 2003

This Page Intentionally Left Blank

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-5901

FAB INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-2581181 (I.R.S. Employer Identification No.)
200 Madison Avenue, New York, NY (Address of principal executive offices)	10016 (Zip Code)

Registrant's telephone number, including area code: 212-592-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.20 par value	American Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: Share Purchase Rights

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of The Act)
Yes __ No X

The aggregate market value at June 3, 2002 of shares of the registrant's Common Stock, $.20 par value (based upon the closing price per share of such stock on the Composite Tape for issues listed on the American Stock Exchange), held by non-affiliates of the registrant was approximately $29,000,000. Solely for the purposes of this calculation, shares held by directors and executive officers of the registrant and members of their respective immediate families sharing the same household have been excluded. Such exclusion should not be deemed a determination or an admission by the registrant that such individuals are, in fact, affiliates of the registrant.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: At February 11, 2003, there were outstanding 5,238,015 shares of Common Stock, $.20 par value.

Documents Incorporated by Reference: Certain portions of the registrant's definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10K pursuant to Regulation 14A are incorporated by reference in Items 10 through 13 of Part III of this Annual Report on Form 10-K.

FAB INDUSTRIES, INC.

INDEX TO FORM 10-K

PART I

Item 1. Business

Fab Industries, Inc. was incorporated on April 21, 1966, under the laws of the State of Delaware and is a successor by merger to previously existing businesses. References in this Annual Report to "Fab" or "us" or "our" or "the Company" mean Fab Industries, Inc. and its subsidiaries on a consolidated basis, unless the context otherwise requires.

We have been a leader in the domestic textile industry since we were founded. We are a major manufacturer of warp and circular knit fabrics, raschel laces, and laminated fabrics. We also produce comforters, sheets, blankets and other bedding products.

The Company's Board of Directors has determined that it is in the best interests of its stockholders to sell the Company's textile business as a going concern. In order to maximize stockholder value, the Board of Directors adopted resolutions dated March 1, 2002 which authorized, subject to stockholder approval, the sale of the Company's business pursuant to a Plan of Liquidation and Dissolution (the "Plan"). The Company's stockholders approved the Plan at the Company's annual meeting on May 30, 2002. The Plan provides the Company's officers and directors will continue to operate the Company's textile business in its current fashion and pursue a sale of the business as a going concern. The Company's Board of Directors has approved the engagement of McFarland Dewey & Co., LLC financial advisors in November 2002 to assist with the sale of the business. There can be no assurance, however, that the Company will be successful in selling its business or if it does sell the business, that it will be able to recover the full value of its property, plant and equipment. On May 30, 2002, the Company's Board of Directors declared an initial liquidating distribution of $10.00 per share, which was paid on June 24, 2002, with a record date of June 10, 2002. Accordingly, $52,380,000 was paid on June 24, 2002.

In addition, pursuant to resolutions adopted by the Company's Board of Directors, upon approval of the Plan by the stockholders, the Employee Stock Ownership Plan (the "ESOP") was terminated and all shares of common stock of the Company then held in the ESOP suspense account (86,456 shares) were transferred to the Company, and held as treasury stock, in exchange for the cancellation of the outstanding loan in the amount of $3,957,000 from the Company to the ESOP. The liquidating distribution paid on the ESOP shares allocated to participants are being held in a money market account under the ESOP and the shares plus the liquidating distribution will be paid to participants following approval of the ESOP plan termination by the Internal Revenue Service.

Pursuant to resolutions adopted by the Company's Board of Directors and documentation sent to and returned to the Company by option holders, effective immediately following stockholder approval of the Plan, all outstanding options under the Company's 1997 Stock Incentive Plan became vested, and all options as to which optionees (including employees and directors) had returned to the Company the appropriate forms (representing options held by all but one optionee, who exercised via payment to the Company) were exercised through the issuance of loans from the Company to the optionees with stock of the optionees held as collateral by the Company until the loans have been satisfied. These loans receivable have been recorded as a reduction of stockholders' equity as of November 30, 2002. As of November 30, 2002, the balance of the loans outstanding was $221,000.

Operations

Fab is a leading supplier of knitted fabrics and lace in the domestic textile industry. The Company currently operates in three segments: (1) Apparel Fabrics, (2) Home Fashions and Accessories, and (3) Other, consisting of the Gem Urethane operation, the Over-the-Counter Retail operation, located at the Salisbury Manufacturing facility, and Industrial Fabrics.

Apparel Fabrics

The Company's textile fabrics are sold to a wide variety of manufacturers of ready-to-wear and intimate apparel for women and children, including dresses and sportswear, children's sleepwear, activewear, swimwear, and recreational apparel.

These fabrics are sold and marketed through the Company's Warp Knit and Circular Knit Business Units. The fabrics are sold primarily in piece dyed form, as well as "PFP" (prepared for printing), and heat transfer printed configurations.

Fab's raschel lace products are sold to manufacturers of intimate apparel products consisting of lingerie, daywear, panty, bra and foundations, ladies' sportswear, children's wear, swimwear, home furnishing, accessories, and hobby and crafts.

The Company's laces are sold in both narrow and all-over constructions. Narrow band laces are offered with scalloped or galloon edges in rigid and stretch constructions. All-over laces are offered with either straight or galloon edges in rigid and stretch constructions utilizing both spandex and helenca nylon.

Fab's lace products are sold to manufacturers of intimate apparel through the Raval Designer and Wiener Lace divisions. The Raval Lace division sells and markets laces to manufacturers and jobbers of dresses and sportswear, blouses, other related outwear industries, and to the home furnishing and bedding industry.

The Company's subsidiary, SMS Textiles, Inc. ("SMS"), specializes in wide elastic fabrics for sale to manufacturers of intimate apparel, swimwear, athleticwear, and sportswear.

Fab's Lida Stretch Fabrics Division specializes in circular knit products blending nylon, cotton, polyester, and rayon with spandex to create stretch fabrics in a variety of constructions. These fabrics are sold as piece and yarn dyes to the ready-to-wear, aerobicwear, swimwear, and intimate apparel markets. The broad range of products includes jerseys, ribs, jacquards, and failles.

The Company also offers a comprehensive line of heat transfer prints for sleepwear, robewear, outerwear, and activewear applications.

Home Fashions and Accessories

The Company sells its fabrics and laces directly to manufactures in the home fashion and bedding-related industries.

In addition, Fab utilizes its own fabrics and laces to internally produce flannel and satin sheets, blanket products, comforters, and other bedding-related products, which are sold to specialty stores, catalogue and mail order companies, airlines and cruise lines, and health care institutions through the Company's subsidiary, Salisbury Manufacturing Corporation.

Other

Included in this segment is (1) Gem Urethane Corporation, (2) the Over-the-Counter Retail operation, and (3) Industrial and other miscellaneous non-apparel fabrics.

The Company's subsidiary, Gem Urethane produces a line of ultrasonically, hot melt adhesive, flame and adhesive bonded products for apparel, environmental, health care, industrial, and consumer markets.

In addition, Gem Urethane does toll laminating and converting for these markets as well as a fire resistant fabric, Sandel®, through its subsidiary Sandel International, to the seating, transportation and military markets.

The Company also sells its fabrics and laces to the over-the-counter retail market through its retail manufacturing operation located at the Salisbury Manufacturing plant. Internally produced fabrics and laces are transported to the Salisbury Manufacturing facility where the fabrics and laces are "doubled and rolled" on specialized equipment, packaged, and then shipped to various over-the counter retail customers.

The Company also manufactures various engineered fabrics for specific industrial and institutional end-uses, including Velcro-UBL (unbroken loop) constructions, laminating and coating substrates, linings, and filtration.

General

We engage in research and product development activities to create new fabrics and styles to meet the continually changing demands of our customers. Direct expenditures in this area aggregated $3,206,000 in fiscal 2000, $1,999,000 in fiscal 2001, and $1,690,000 in fiscal 2002. Through these efforts, we have developed a full line of proprietary knitted fabrics for sale to manufacturers of men's, women's, and children's apparel in both domestic and foreign markets. Similarly, we have also developed a full line of flannel and satin sheets and blankets, including specialty blankets for the airline and cruise lines, and health care institutions.

While we use various trademarks and trade names in the promotion and sale of our products, we do not believe that the loss or expiration of any such trademark or trade name would have a material adverse effect on our operations.

We market our products primarily through our full-time sales personnel, as well as independent representatives located throughout the United States and abroad.

We do not believe our backlog of firm orders is a material indicator of future business trends because goods subject to such orders are shipped within two to ten weeks depending on the availability of yarn and other raw materials. On average, orders are filled within six weeks.

During fiscal 2002, no single customer or group of affiliated customers accounted for more than 10% of the year's net sales. Our export sales are not material.

Supplies of Raw Materials

We have not experienced difficulties in obtaining sufficient yarns, chemicals, dyes and other raw materials and supplies to maintain full production. We do not depend upon any single source of supply, and alternative sources are available for most of the raw materials used in our business.

Inventories

We maintain adequate inventories of yarns and other raw materials to ensure an uninterrupted production flow. Greige and finished goods are maintained as inventory to meet varying customer demand and delivery requirements. We must maintain adequate working capital, because credit terms available to customers normally exceed credit terms extended to us by suppliers of raw materials.

Competition

Fab is engaged in a highly competitive global business which is based largely upon price, product quality, service and general consumer demand for the Company's finished goods. The portion of imported textile goods sold in the United States has increased substantially in the past few years, adversely impacting domestically manufactured textile products and the number of domestic manufacturers of such products. Our sales have declined from approximately $151,000,000 in 1998 to approximately $63,000,000 in 2002, largely as a result of increased foreign competition.

Segment Information

See Note 14 of the Notes to Consolidated Financial Statements.

Employees

At February 8, 2003, the Company employed approximately 620 people, of whom approximately 585 are employed by our subsidiaries. The employees are not represented by unions. We consider relations with our employees to be satisfactory. The number of our employees has declined from approximately 1,600 at the end of 1998 to approximately 620 on February 8, 2003.

Item 2. Properties.

The Company conducts its manufacturing operations in Lincolnton and Salisbury, North Carolina, and Amsterdam, New York.

Yarn receiving and storage, dye and chemical receiving and storage, knitting operations, and dyeing and finishing operations are conducted at the Mohican Mills facility. These operations more specifically include tricot (warp knit) and raschel warping, tricot knitting, raschel lace knitting, wide elastic/stretch raschel knitting, circular and double-knit knitting, dyeing, framing, surface finishing including sueding, napping, shearing, heat transfer printing, lace separation, all facility-wide quality operations, laboratory testing and certification, yielding, packaging, and shipping.

The Mohican Mills facility also processes and serves as a warehouse for griege and finished fabrics and lace.

The Salisbury facility is the site of our consumer and institutional finished products manufacturing, the Over-The-Counter Retail Operation, and the Company's Mill Outlet Store.

The Gem Urethane plant in Amsterdam, New York utilizes approximately 106,000 square feet for production.

Fab closed two manufacturing plants, Travis Knits in Cherryville, North Carolina and Adirondack Knitting in Amsterdam, New York, during the first week of July 2001. In addition, on November 16, 2001, Fab closed its manufacturing plant in Maiden, North Carolina. The manufacturing operations of each of these facilities were consolidated into the Company's Mohican Mills facility located in Lincolnton, North Carolina. The Company is attempting to sell its plants in Cherryville and Maiden, North Carolina.

Over the past two years, the Company has reduced the floor space of its executive offices and showroom facilities in its New York City headquarters.

The following table sets forth the location of each of Fab's current manufacturing facilities, its current principal use, if any, approximate floor space and, where leased, the lease expiration date. There are no mortgages or other encumbrances on any of our facilities. All the Company's operating facilities are in good operating condition and repair.

Location	Principal Use	Approximate Floor Space	Lease Expiration Date
Lincolnton, North Carolina	Dyeing and finishing, raschel and tricot knitting, circular single and double knitting, tricot and raschel warping, printing and warehousing.	630,550 sq.ft.	(1)
Lincolnton, North Carolina	Warehouse	55,000 sq. ft.	(1)
Maiden, North Carolina	(3)	224,013 sq.ft.	(1)
Salisbury, North Carolina	Manufacturing finished consumer and institutional products and retail and over-the- counter fabrics	125,000 sq.ft.	(1)
Amsterdam, New York	Laminated fabrics, fire fighting material manufacturing operations and bonding and laminating	106,000 sq.ft.	(2)
Cherryville, North Carolina	(3)	197,000 sq. ft.	(1)
New York, New York	Executive offices and showroom facilities	5,753 sq. ft	7/31/05

(1) Company owned.
(2) The lease currently runs from month to month.
(3) These facilities were closed during 2001 and are currently subject to a brokerage sale agreement. Manufacturing operations were consolidated into Fab's Mohican Mills facility located in Lincolnton, North Carolina.

All of our facilities are constructed of brick, steel or concrete, and we consider all facilities to be adequate and in good operating condition and repair.

Item 3. Legal Proceedings.

During the fall of 1999, San Francisco Network ("SFN") commenced an action in the Superior Court of California, Marin County, against the Company and the Company's Salisbury Manufacturing Corporation ("Salisbury") subsidiary. The action related to an agreement between SFN and Salisbury (whose performance the Company guaranteed), pursuant to which Salisbury was licensed to use the Karen Neuburger trademark for branded bedding products. The case was removed to the United States District Court of California. Salisbury and the Company denied any wrongdoing and asserted affirmative claims against SFN and certain of its principals. On March 14, 2002, at a court-ordered conference, the Company settled this issue without admitting liability. On April 12, 2002, the Company paid SFN $750,000 in exchange for a complete release of all claims.

A number of claims and lawsuits are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security-Holders.

Not Applicable

PART II

Item 5. Market for Common Equity and Related Stockholder Matters.

Fab's Common Stock is traded on the American Stock Exchange, Inc. (ticker symbol - FIT). The table below sets forth the high and low sales prices of the Common Stock during the past two fiscal years.

Fiscal 2002	High	Low
First Quarter	$18.70	$12.75
Second Quarter	$19.05	$17.50
Third Quarter	$ 8.67	$ 7.70
Fourth Quarter	$ 9.00	$ 6.90
Fiscal 2001		
First Quarter	$14.87	$11.30
Second Quarter	$15.00	$11.50
Third Quarter	$14.50	$13.75
Fourth Quarter	$16.25	$12.55

At February 6, 2003, there were approximately 479 holders of record of Common Stock. For fiscal 2001, quarterly dividends of $.10 per share were declared on February 22, 2001, May 3, 2001, August 15, 2001 and November 27, 2001. On May 30, 2002, the Company's Board of Directors declared an initial liquidating distribution of $10.00 per share, which was paid on June 24, 2002, with a record date of June 10, 2002. Accordingly, $52,380,000 was paid on June 24, 2002. The payment of further cash dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the status of the sale of our business, our earnings, our capital requirements and our financial condition.

Subsequent to November 30, 2002, the Company has terminated all of its stock option plans. As a result, currently, there are no options outstanding or available for grant.

Item 6. Selected Consolidated Financial Data.

(in thousands, except for share and per share data)

	As at or for the fiscal year ended				
	November 30, 2002	December 1, 2001	December 2, 2000 (1)	November 27, 1999	November 28, 1998
Net Sales	$62,965	$80,036	$118,185	$128,889	$151,436
Income (loss) before taxes on income (3)	3,010	(15,488)	4,178	(338)	8,017
Net income (loss) (3)	1,970	(8,623)	3,033	517	6,017
Earnings (loss) per share:					
Basic	.38	(1.64)	.57	.10	1.07
Diluted	.38	(1.64)	.57	.10	1.06
Total assets	81,229	131,528	151,412	152,178	160,403
Long-term debt	-	311	362	409	486
Stockholders' equity	64,571	113,503	123,855	123,788	130,527
Book value per share (2)	12.33	21.79	23.45	22.91	23.38
Cash dividends per share	10.00	.40	.475	.70	.70
Weighted average number of shares outstanding:					
Basic	5,222,812	5,258,353	5,336,958	5,414,687	5,627,788
Diluted	5,222,812	5,258,353	5,336,958	5,419,130	5,665,194

(1) Fifty-three week period.

(2) Computed by dividing stockholders' equity by the number of shares outstanding at year-end.

(3) Fiscal year ended December 1, 2001 amounts include asset impairment and restructuring charges of $14,530,000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Estimates

Our critical accounting estimates are those which we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions, is set forth below:

Accruals and Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal and tax matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of the loss can be reasonably estimated, in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies," as amended. See Note 9 in the accompanying financial statements for additional information concerning our contingencies.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made with respect to their resolution. In addition as new information becomes available, we may need to reassess the amount of probable liability that needs to be accrued related to our contingencies. All such revisions in our estimates could materially impact our results of operations and financial position.

We maintain an accrual for workers compensation, which is classified as other current liabilities in our consolidated balance sheets. We determine the adequacy of the accrual by periodically evaluating our historical experience and trends related to workers compensation claims and payments, information provided to us by our insurance broker and industry experience and trends. If such information indicates that our accrual is overstated or understated, we will adjust the assumptions utilized in our methodologies and reduce or provide for additional accruals as appropriate.

Revenue Recognition

We recognize our revenues upon shipment of the related goods. Allowances for estimated returns are provided when sales are recorded.

Bad Debt

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of Long-lived Assets

Whenever events or circumstances indicate that the carrying values of long-lived assets (including property, plant and equipment) may be impaired, we perform an analysis to determine the recoverability of the asset's carrying value. The carrying value of the asset includes the original purchase price (net of depreciation) plus the value of all capital improvements (net of depreciation). If the analysis indicates that the carrying value is not recoverable from future cash flows, we write down the asset to its estimated fair value and recognize an impairment loss. The estimated fair value is based on what we estimate the current sale price of the asset to be based on comparable sales information or other estimates of the asset's value. Any impairment losses we recognize are recorded as operating expenses. In 2001, we recognized $13.2 million of impairment losses. We did not recognize any impairment losses in 2002 or 2000.

We make estimates of the undiscounted cash flows from the expected future operations of the asset. In projecting the expected future operations of the asset, we base our estimates on future budgeted earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, amounts and use growth assumptions to project these amounts out over the expected life of the underlying asset. If actual conditions differ from those in our assumptions, the actual results of each asset's actual future operations could be significantly different from the estimated results we used in our analysis. Our operating results are also subject to the risks set forth under "Summary of Accounting Policies - Risk and Uncertainties."

Results of Operations

Fiscal 2002 Compared to Fiscal 2001

Net sales for fiscal 2002 were $62,965,000 as compared to $80,036,000 in fiscal 2001, a decrease of 21.3%. The decrease was caused substantially by lower volume as business conditions within the domestic textile industry remained depressed, and low-cost foreign imports continued to take a toll on the U.S. textile manufacturing sector. These factors have negatively impacted sales and production.

Apparel external sales for fiscal 2002 were $51.3 million, a decrease of $9.6 million or 15.8%, as compared to $60.9 million for fiscal 2001.

Home Fashions and Accessories external sales for fiscal 2002 were $4.7 million, a decrease of $5.7 million or 55.0%, as compared to $10.4 million for fiscal 2001.

Other external sales for fiscal 2002 were $7.0 million, a decrease of $1.8 million or 19.9%, as compared to $8.8 million for fiscal 2001.

The decreases across our segments were due to a flood of low-priced imports from Asia, weak market conditions and a weak economy which has continued to take a toll on the U.S. textile manufacturing sector.

The apparel and home fashions segments implemented measures beginning in fiscal 2001 to reduce operating costs including a reduction in the number of employees which reduced fixed overhead.

Gross margins as a percentage of sales increased to 10.4% from 1.9% as compared to similar 2001 period. A more favorable product mix and the consolidation of three manufacturing facilities, combined with a reduction in costs due to employee terminations, a decrease in depreciation expense and other related costs resulted in the higher margins. Due to lower average FIFO cost levels, LIFO inventory reserves decreased by $96,000 and $1,518,000 in fiscal 2002 and fiscal 2001, respectively.

Management projects that in fiscal 2003 that gross margins will be fairly consistent with fiscal 2002 results tempered, however, by the continuing deterioration in domestic textile manufacturing due to foreign imports and currency valuation issues.

The financial results for the fiscal year ended December 1, 2001 include a charge of $14,530,000, which includes $13,230,000 for the writedown of fixed assets to fair value less costs of disposal. Such fixed assets are comprised of machinery and equipment from the knitting, dyeing, and finishing activities of the business, and also include the building facilities in North Carolina. The marketability of the assets held for disposal are subject to worldwide economic conditions which can affect the sale of such buildings and machinery. Additionally, for the fiscal year ended December 1, 2001, the Company expended approximately $1,300,000 to remove and transfer machinery and equipment to the Company's Mohican Mills facility which was included in the asset impairment and restructuring charges.

Selling, general and administrative expenses decreased by $2,376,000, or 24.4% as compared to fiscal year 2001. The decrease in expenses resulted primarily from the reduction in the number of employees and related expenses, moving executive offices and showroom facilities to smaller premises and the continued effectiveness of the cost containment programs. This decrease also resulted from the gain on sale of fixed assets totaling $817,000 for fiscal 2002.

In March 2002, the Company settled a dispute without admitting liability for $750,000. See Note 16 to the consolidated financial statements.

Apparel operating loss for fiscal 2002 was $0.7 million as compared to a operating loss of $22.3 million for fiscal 2001. A more favorable product mix and the consolidation of three manufacturing facilities, combined with a reduction in costs resulted in higher margins. In fiscal 2001, the financial results include a charge for impairment of fixed assets and restructuring charges of approximately $13.8 million.

Home Fashions and Accessories operating loss for fiscal 2002 was $1.1 million compared to a operating income of $0.7 million for fiscal 2001. These decreases were due primarily to lower sales volume. Additionally, in fiscal 2002 the financial results includes a charge of $750,000 for settlement of a dispute without admitting liability. See Note 16 to the consolidated financial statements.

Other segments operating income for fiscal 2002 was $0.2, million compared to an operating loss of $1.1 million for fiscal 2001. Higher margins and reduction of costs increased operating income. In fiscal 2001, the financial results include a charge of approximately $750,000 for impairment of fixed assets and a restructuring charge.

Interest and dividend income decreased by $1,876,000, or 43.7% as compared to fiscal 2001. On June 24, 2002, the Company distributed an initial liquidating distribution of $10.00 per share, or $52,380,000. Accordingly, the Company had lower average invested balances which were invested primarily in United States Treasury obligations resulting in lower risks and lower yields. The Company realized gains from the sale of investment securities of $2,179,000 in fiscal 2002 as compared to $3,025,000 in fiscal 2001.

The effective income tax rate for fiscal 2002 was 34.6% compared to a tax benefit of 44.3% for fiscal 2001. The fiscal 2001 tax benefit included approximately $1.5 million of certain tax reserves recorded in prior years, which were reversed in the fourth quarter of fiscal 2001 due to changes in estimates for tax contingency items.

As a result of these factors, the Company generated net income of $1,970,000, or $.38 basic and diluted per share in fiscal 2002. In fiscal 2001, the Company had a net loss of $8,623,000 which included asset impairment and restructuring charges of $9,590,000 net of income tax benefit. For fiscal 2001, basic and diluted losses per share were $1.64, including asset impairment and restructuring charges of $1.82 per share.

Fiscal 2001 Compared to Fiscal 2000

Net sales for fiscal 2001 were $80,036,000 as compared to $118,185,000 in fiscal 2000, a decrease of 32.3% (fiscal 2000 had 53 weeks). Such decreases were caused substantially by lower volume as continued weakness in the economy, market conditions and unfair foreign competition have adversely affected the domestic textile industry.

Apparel external sales for fiscal 2001 were $60.9 million, a decrease of $33 million or 35%, as compared to $93.9 million for fiscal 2000.

Home Fashions and Accessories external sales for fiscal 2001 were $10.4 million, a decrease of $3.9 million or 27%, as compared to $14.3 million for fiscal 2000.

Other external sales for fiscal 2001 were $8.8 million, a decrease of $1.2 million or 12%, as compared to $10 million for fiscal 2000.

The decreases across our segments were due to the current economic downturn, continued weakness in the domestic textile industry and foreign competition.

Gross margins as a percentage of sales declined from 9.7% to 1.9%. Lower sales volume and the consolidation of three of our manufacturing facilities reduced operating rates at production facilities. Due to lower average FIFO cost levels, LIFO inventory reserves decreased by $1,518,000 in fiscal 2001, compared to an increase in LIFO inventory reserve of $228,000 due to higher FIFO unit material costs in fiscal 2000. With the Company's decrease in costs relating to employee terminations, and the future decrease in depreciation expenses and other related costs, management is hopeful that gross margins will show an improvement over last year's performance tempered, however, by the continuing deterioration in domestic textile manufacturing due to foreign imports and currency valuation issues.

The Company, in an on-going effort to restore operations to acceptable levels of profitability by eliminating over-capacities, during the first week of July 2001, closed two of its manufacturing plants, Travis Knits in Cherryville, North Carolina and Adirondack Knitting in Amsterdam, New York. The knitting, dyeing and finishing activities of these two operations were consolidated into Fab's Mohican Mills facility in Lincolnton, North Carolina. The Company also completed the closure of its Maiden, North Carolina facility as of November 16, 2001 and also transferred its knitting and warping operations to the Mohican Mills facility.

As a result of the consolidation of the manufacturing facilities and the announcement to pursue a sale of the business as part of a plan of liquidation, the results for fiscal year ended December 1, 2001 include asset impairment and restructuring charges of $14,530,000, including $13,230,000 for the writedown of fixed assets to fair value less costs of disposal. Such fixed assets are comprised of machinery and equipment from the knitting, dyeing, and finishing activities of the business, and also include the building facilities in North Carolina. Management believes the marketability of the assets held for disposal are subject to worldwide economic conditions which can affect the sale of such buildings and machinery. Additionally, for the fiscal year ended December 1, 2001, the Company expended approximately $1,300,000 to remove and transfer machinery and equipment to the Company's Mohican Mills facility which was included in the asset impairment and restructuring charges. The Company expects to incur expenditures to maintain the facilities to be disposed of until such sales occur. The above charges for the asset impairment and restructuring charges apply mainly to the apparel segment with a small portion to the other segment.

Selling, general and administrative expenses decreased by $2,717,000, or 21.8% as compared to fiscal year 2000. Reduced expenses related primarily to the reduced number of employees and a reduction of half of the floor space of the Company's executive offices and showroom facilities in the New York City headquarters. In addition, expenses decreased as a result of the continued effectiveness of expense and cost containment programs.

Apparel operating loss for fiscal 2001 was $22.3 million, a decrease of $20.2 million or 957%, as compared to $2.1 million for fiscal 2000. Lower sales volume and the consolidation of three of our manufacturing facilities reduced operating rates at production facilities. In addition, the financial results include a charge for impairment of fixed assets and restructuring charges of approximately $13.8 million. Lower selling margins also contributed to the increase in operating loss, notwithstanding a reduction in selling, general and administrative expenses.

Home Fashions and Accessories operating income for fiscal 2001 was $674,000, a decrease of $443,000 or 40%, as compared to $1.1 million for fiscal 2000. These decreases were due primarily to lower sales volume and a lower gross margin decreased operating gains.

Other operating loss for fiscal 2001 was $1.1 million, a decrease of $1.0 million or 2,689%, as compared to $39,000 for fiscal 2000. These decreases were due primarily to lower sales volume and a charge of approximately $750,000 for impairment of fixed assets and a restructuring charge.

Interest and dividend income increased by $289,000, or 7.2% as compared to fiscal year 2000, because of higher invested balances. We realized gains from the sale of investment securities of $3,025,000 in fiscal 2001 as compared to $1,300,000 in fiscal 2000.

We realized a tax benefit for fiscal 2001 which had an effective tax rate of 44.3%, as compared to an effective income tax rate of 27.4% in fiscal 2000. Fiscal 2001's tax benefit includes approximately $1.5 million of certain tax reserves recorded in prior years, which were reversed in the fourth quarter of fiscal 2001 due to changes in estimates for tax contingency items.

As a result of these factors, the Company had a net loss of $8,623,000 including the asset impairment and restructuring charges of $9,590,000 net of income tax benefit in fiscal 2001, compared to net income of $3,033,000 in fiscal 2000. For fiscal 2001, basic and diluted losses per share were $1.64, including asset impairment and restructuring charges of $1.82 per share, compared to basic and diluted earnings per share of $0.57 in fiscal 2000.

Liquidity and Capital Resources

Net cash provided by operating activities in fiscal 2002 amounted to $8,758,000, as compared to $10,074,000 in fiscal 2001. Of this decrease, major changes were as follows: $3,285,000 relates to comparative changes in accounts receivable, $3,134,000 to inventories, $2,466,000 to depreciation and amortization, $556,000 to gain on disposition of fixed assets, and $13,241,000 to non-cash assets impairment and restructuring charges. These decreases were offset by $10,953,000 increase in net income, $6,593,000 in deferred income taxes, $219,000 to current and other assets, $846,000 to net gain on investment securities and $2,697,000 attributable to accounts payable, accruals and other liabilities.

For the fiscal year ended November 30, 2002, proceeds from sales of investment securities were $38,650,000 as compared to the acquisitions of $15,681,000 in investment securities for the fiscal year ended December 1, 2001. For the fiscal year ended November 30, 2002, the Company used proceeds for the initial distribution of $10.00 per share or $52,380,000. In the fiscal year ended December 1, 2001 approximately $12,000,000 of the net acquisitions of invested securities was in cash and cash equivalents. The Company has invested these funds in high quality investment grade taxable bonds. Our investment securities, all classified as available-for-sale, had a fair market value of $45,551,000 and $82,021,000 at fiscal year-end 2002 and 2001, respectively. See Note 2 of the Notes to Consolidated Financial Statements for further details about the investment portfolio.

Capital expenditures for fiscal 2002 were $225,000 as compared to $703,000 in fiscal 2001.

Stockholders' equity was $64,571,000, or $12.33 book value per share at the end of fiscal 2002, as compared to $113,503,000, or $21.79 book value per share, at the previous fiscal year end. The reduction in stockholders' equity was primarily due to the liquidating dividend of $10.00 per share or $52,380,000 declared on May 30, 2002 by the Company's Board of Directors, which was paid on June 24, 2002.

Management believes that our current financial position is adequate to satisfy working capital requirements and to internally fund any future expenditures to maintain our manufacturing facilities for the next twelve months.

Inflation

Management does not believe that the effects of inflation have had a significant impact on our consolidated financial statements.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. In particular, any statement contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission, or in our communications and discussions with investors and analysts in the normal course of business including, but not limited to, meetings, phone calls and conference calls, regarding the sale of our assets pursuant to a plan of liquidation and dissolution, as well as expectations with respect to future sales and operating efficiencies prior to a sale of the company, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond our control and which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of them or other variations of them or comparable terminology.

Factors that could have a material adverse effect on our operations and furutre prospects include, but are not limited to: our ability to find qualified buyers for our assets; overall economic and business conditions; our continuing ability to support the demand for our goods and services; competitive factors in the industries in which we compete; changes in government regulation; changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations); interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations; material contingencies provided for in a sale of our assets; de-listing of our common stock from the American Stock Exchange; our ability to retain key employees through any wind down period; and any litigation arising as a result of our plan to wind down our operations. These risks and uncertainties should be considered in evaluating any forward-looking statements contained in the Form 10-K.

We undertake no obligation to update or revise an forward-looking statement, whether as a result of new information, future events, or otherwise, other than required by law.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

See "Summary of Accounting Policies – Risks And Uncertainties" and "–Investments" in the Consolidated Financial Statements attached hereto. See also Note 2 of the Notes to Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data.

See the Consolidated Financial Statements, the Notes to Consolidated Financial Statements and the Consolidated Financial Statements Schedules attached hereto.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

As previously reported on our Current Report on Form 8-K dated September 17, 2001 and our Annual Report on Form 10-K for the fiscal year ended December 1, 2001, by letter dated September 11, 2001, Ernst & Young, LLP ("Ernst & Young") resigned as our independent accountants. Ernst & Young's resignation became effective on September 25, 2001, the date that we engaged BDO Seidman, LLP as our new independent public accountants.

PART III

Item 10. Directors and Executive Officers.

Executive Officers

The following table sets forth certain information concerning our executive officers as of February 13, 2003.

Name	Age	Positions and Offices
Samson Bitensky........................	83	Chairman of the Board of Directors and Chief Executive Officer
Steven Myers..............................	54	President, Chief Operating Officer
David A. Miller..........................	65	Vice President-Finance, Treasurer, and Chief Financial Officer
Jerry Deese.................................	51	Vice President-Controller of Plant Operations
Sam Hiatt	55	Vice President-Sales
Mark J. Goldberg	54	Vice President
Bruce Chroback..........................	41	Assistant Treasurer and Controller

Each of our executive officers serves at the pleasure of the Board of Directors and until his or her successor is duly elected and qualified.

Samson Bitensky was one of Fab's founders in 1966 and has served as Chairman of the Board of Directors and Chief Executive Officer of Fab since such time. Mr. Bitensky also served as President of Fab from 1970 until May 1, 1997.

Steven Myers, an attorney, has been employed by Fab in various senior administrative and managerial capacities since 1979. He served as Vice President - Sales for more than five years prior to May 1988 and as Vice President from May 1988 to May 1, 1997 and Co-President, Chief Operating Officer from May 1, 1997 to November 27, 2001. On November 27, 2001, he became President, Chief Operating Officer upon the retirement of our former Co-President, Stanley August. Mr. Myers is the son-in-law of Mr. Bitensky.

David A. Miller has been employed by Fab since 1966 and has served as Controller from 1973 until December 7, 1995, as Vice President - Finance and Treasurer since December 7, 1995, and as Chief Financial Officer since May 1, 1997.

Jerry Deese has been employed by Fab in various senior administrative and managerial capacities since 1978. Mr. Deese served as Divisional Controller from 1994 until 1998 and has served as Vice President-Controller of Plant Operations since May 12, 1998.

Sam Hiatt has been employed by Fab since 1978 and previously had various management responsibilities in the warp knit area. He has served as Vice President-Sales since May 12, 1998.

Mark J. Goldberg has been employed by Fab in various financing and operational capacities since 1983. He was the Director of Corporate Planning from 1999 until 2001 and he has served as Vice President since May 3, 2001.

Bruce S. Chroback, a C.P.A., has been employed by Fab since 1996 and has held various senior financial positions with the Company. He has served as Assistant Treasurer and Controller since May 3, 2001.

Other information required by this item is incorporated by reference from our definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended ("Regulation 14A").

Item 11. Executive Compensation.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K pursuant to Regulation 14A.

Item 13. Certain Relationships and Related Transactions.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K pursuant to Regulation 14A.

Item 14. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures. The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) as of a date within 90 days of the filing date of this Annual Report on Form 10-K (the "Evaluation Date")), have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared.

(b) Changes in Internal Controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's internal controls and procedures subsequent to the date of their evaluation, nor any significant deficiencies or material weaknesses in such internal controls and procedures requiring corrective actions. As a result, no corrective actions were taken.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a)(1) Financial Statements: See the Index to Consolidated Financial Statements at page F-2.

(2) Financial Statement Schedules: See the Index to Consolidated Financial Statements Schedules at page S-2.

(3) Exhibit List

Exhibit		Description of Exhibit
3.1	-	Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 27, 1993 (the "1993 10-K").
3.2	-	Amended and Restated By-laws, incorporated by reference to Exhibit 3.2 to the 1993 10-K.
3.3	-	Certificate of Amendment of Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 3, 1994 (the "1994 10-K").
3.4	-	Amendments to the Amended and Restated By-laws, incorporated by reference to Exhibit 3.4 of the Company's Annual Report on Form 10-K for the fiscal year ended November 29, 1997.
3.5	-	Amendment to the Amended and Restated By-laws, incorporated by reference to Exhibit 3.5 of the Company's Annual Report on Form 10-K for the fiscal year ended November 27, 1999.
4.1	-	Specimen of Common Stock Certificate, incorporated by reference to Exhibit 4-A to Registration Statement No. 2-30163, filed on November 4, 1968.
4.2	-	Rights Agreement dated as of June 6, 1990 between the Company and Manufacturers Hanover Trust Company, as Rights Agent, which includes as Exhibit A the form of Rights Certificate and as Exhibit B the Summary of Rights to purchase Common Stock, incorporated by reference to Exhibit 4.2 to the 1993 10-K.
4.3	-	Amendment to the Rights Agreement between the Company and Manufacturers Hanover Trust Company dated as of May 24, 1991, incorporated by reference to Exhibit 4.3 to the 1993 10-K.
10.1	-	1987 Stock Option Plan of the Company, incorporated by reference to Exhibit 10.1 to the 1993 10-K.
10.2	-	Employment Agreement dated as of March 1, 1993, between the Company and Samson Bitensky, incorporated by reference to Exhibit 10.2 to the 1993 10 -K.
10.3	-	Fab Industries, Inc. Hourly Employees Retirement Plan (the "Retirement Plan"), incorporated by reference to Exhibit 10.3 to the 1993 10-K.

10.4 - Amendment to the Retirement Plan effective December 11, 1978, incorporated by reference to Exhibit 10.4 to the 1993 10-K.

10.5 - Amendment to the Retirement Plan effective December 1, 1981, incorporated by reference to Exhibit 10.5 to the 1993 10-K.

10.6 - Amendment to the Retirement Plan dated November 21, 1983, incorporated by reference to Exhibit 10.6 to the 1993 10-K.

10.7 - Amendment to the Retirement Plan dated August 29, 1986, incorporated by reference to Exhibit 10.7 to the 1993 10-K.

10.8 - Amendment to the Retirement Plan effective as of December 1, 1989, incorporated by reference to Exhibit 10.8 to the 1993 10-K.

10.9 - Amendment to the Retirement Plan dated September 21, 1995, incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 2, 1995 (the "1995 10-K").

10.10 - Fab Lace, Inc. Employees Profit Sharing Plan (the "Profit Sharing Plan"), incorporated by reference to Exhibit 10.9 to the 1993 10-K.

10.11 - Amendment to the Profit Sharing Plan effective December 1, 1978, incorporated by reference to Exhibit 10.10 to the 1993 10-K.

10.12 - Amendment dated December 1, 1985 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.11 to the 1993 10-K.

10.13 - Amendment dated February 5, 1987 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.12 to the 1993 10-K.

10.14 - Amendment dated December 24, 1987 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.13 to the 1993 10-K.

10.15 - Amendment dated June 30, 1989 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.14 to the 1993 10-K.

10.16 - Amendment dated February 1, 1991 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.15 to the 1993 10-K.

10.17 - Amendment dated September 1, 1995 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.17 to the 1995 10-K.

10.18 - Lease dated as of December 8, 1988 between Glockhurst Corporation, N.V. and the Company, incorporated by reference to Exhibit 10.16 to the 1993 10-K.

10.19 - Lease Modification Agreement dated April 2, 1991 between Glockhurst Corporation, N.V. and the Company, incorporated by reference to Exhibit 10.17 to the 1993 10-K.

10.20 - Second Lease Modification Agreement dated May 23, 1996 between 200 Madison Associates, L.P. and the Company, incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996.

10.21	-	Third Lease Modification Agreement dated April 24, 2000 between 200 Madison Associates, L.P. and the Company, incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2001.
*10.22	-	Fourth Lease Modification Agreement dated April 11, 2002 between 200 Madison Associates, L.P. and the Company.
10.23	-	Lease dated as of March 1, 1979 between City of Amsterdam Industrial Development Agency and Gem Urethane Corp., incorporated by reference to Exhibit 10.18 to the 1993 10-K.
10.24	-	Lease dated as of January 1, 1977 between City of Amsterdam Industrial Development Agency and Lamatronics Industries, Inc., incorporated by reference to Exhibit 10.19 to the 1993 10-K.
10.25	-	Form of indemnification agreement between the Company and its officers and directors, incorporated by reference to Exhibit 10.20 to the 1993 10-K.
10.26	-	Fab Industries, Inc. Employee Stock Ownership Plan effective as of Nov. 25, 1991, incorporated by reference to Exhibit 10.24 to the 1993 10-K.
10.27	-	Amendment dated September 21, 1995 to the Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.27 to the 1995 10-K.
10.28	-	Fab Industries, Inc. Non-Qualified Executive Retirement Plan dated as of November 30, 1990, incorporated by reference to Exhibit 10.25 to the 1993 10-K.
10.29	-	Fab Industries, Inc. 1997 Stock Incentive Plan, incorporated by reference to Exhibit A to the Proxy Statement dated May 6, 1999, File No. 1-5901.
10.30	-	Fab Industries, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit B to the Proxy Statement dated April 2, 2001, File No. 1-5901.
*10.31	-	Form of loan agreement, dated May 30, 2002, entered into between Fab Industries, Inc. and certain of its executive officers and directors.
21	-	Subsidiaries of the Company, incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 2, 2000.
*99.1	-	Certification of Chief Executive Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*99.2	-	Certification of Chief Financial Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

(b) Reports on Form 8-K.

No reports on Form 8-K were filed during the last quarter of the period covered by this report.

Fab Industries, Inc.
and Subsidiaries

Consolidated Financial Statements
Form 10-K Item 8
Fiscal Years Ended November 30, 2002, December 1, 2001 and December 2, 2000

FAB INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FORM 10-K ITEM 8

FISCAL YEARS ENDED NOVEMBER 30, 2002, DECEMBER 1, 2001, AND DECEMBER 2, 2000

FAB INDUSTRIES, INC. AND SUBSIDIARIES

CONTENTS

Report Of Independent Certified Public Accountants

The Board of Directors and Stockholders
Fab Industries, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Fab Industries, Inc. and subsidiaries as of November 30, 2002 and December 1, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the fiscal years then ended. Our audits also included the 2002 and 2001 schedule listed in the index on page S-2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provides a reasonable basis for our opinion.

As discussed in the summary of accounting policies, on March 1, 2002, the Company's Board of Directors adopted resolutions, which authorize, subject to stockholders approval, the sale of the business pursuant to a plan of liquidation. The Company's stockholders approved the Plan at the Company's annual meeting on May 30, 2002.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fab Industries, Inc. and subsidiaries at November 30, 2002 and December 1, 2001, and the results of their operations and their cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the related schedule presents fairly, in all material respects, the information set forth therein for the fiscal years ended November 30, 2002 and December 1, 2001.

/s/BDO Seidman, LLP
New York, New York
February 15, 2003

Report Of Independent Auditors

Board of Directors and Stockholders
Fab Industries, Inc.

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Fab Industries, Inc. and subsidiaries for the year ended December 2, 2000. Our audit also included the 2000 financial statement schedule listed in the index on page S-2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations of Fab Industries, Inc. and subsidiaries and their cash flows for the year ended December 2, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related 2000 financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/Ernst & Young LLP

Charlotte, North Carolina
February 16, 2001

Fab Industries, Inc. and Subsidiaries

Consolidated Balance Sheets

	November 30, 2002	December 1, 2001
Assets		
Current:		
Cash and cash equivalents (Note 1)	$ 3,146,000	$ 6,742,000
Investment securities available-for-sale (Note 2)	45,551,000	82,021,000
Accounts receivable, net of allowance of $1,000,000 and $600,000 for doubtful accounts	7,548,000	10,668,000
Inventories (Note 3)	8,386,000	12,335,000
Other current assets	867,000	1,617,000
Total current assets	65,498,000	113,383,000
Property, plant and equipment – net (Note 4)	12,007,000	14,065,000
Deferred tax asset (Note 8)	528,000	826,000
Other assets (Note 7)	3,196,000	3,254,000
	$81,229,000	$131,528,000
Liabilities and Stockholders' Equity		
Current:		
Accounts payable	$ 2,858,000	$ 3,661,000
Corporate income and other taxes	1,980,000	1,787,000
Accrued payroll and related expenses	903,000	1,318,000
Dividends payable	-	521,000
Other current liabilities	940,000	816,000
Deferred income taxes (Note 8)	9,000	269,000
Total current liabilities	6,690,000	8,372,000
Obligations under capital leases, net of current maturities (Note 5)	-	311,000
Other noncurrent liabilities (Note 7)	2,968,000	2,342,000
Total liabilities	9,658,000	11,025,000
Commitments and contingencies (Notes 7 and 9)		
Redeemable common stock (Note 9)	7,000,000	7,000,000
Stockholders' equity (Notes 2, 6, 7, and 9):		
Preferred stock, $1 par value – shares authorized 2,000,000; none issued	-	-
Common stock, $.20 par value – shares authorized 15,000,000; issued 6,724,944 and 6,591,944	1,345,000	1,319,000
Additional paid-in capital	-	6,967,000
Retained earnings	100,455,000	144,224,000
Loan to employee stock ownership plan	-	(3,957,000)
Accumulated other comprehensive gain	229,000	334,000
Cost of common stock held in treasury – 1,486,929 and 1,383,574 shares	(37,237,000)	(35,384,000)
Notes receivable from stockholders (Note 6)	(221,000)	-
Total stockholders' equity	64,571,000	113,503,000
	$81,229,000	$131,528,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Operations

Fiscal year ended	November 30, 2002	December 1, 2001	December 2, 2000 (1)
Net sales (Note 14)	$62,965,000	$80,036,000	$118,185,000
Cost of goods sold	56,412,000	78,518,000	106,756,000
Gross profit	6,553,000	1,518,000	11,429,000
Selling, general and administrative expenses	7,372,000	9,748,000	12,465,000
Asset impairment and restructuring charges (Note 12)	-	14,530,000	-
Other expense (Note 16)	750,000	-	-
Operating loss	(1,569,000)	(22,760,000)	(1,036,000)
Other income (expenses):			
Interest and dividend income (Note 11)	2,413,000	4,289,000	4,000,000
Interest expense	(13,000)	(42,000)	(86,000)
Net gain on investment securities (Note 2)	2,179,000	3,025,000	1,300,000
Total other income	4,579,000	7,272,000	5,214,000
Income (loss) before taxes on income	3,010,000	(15,488,000)	4,178,000
Income tax expense (benefit) (Note 8)	1,040,000	(6,865,000)	1,145,000
Net income (loss)	$ 1,970,000	$ (8,623,000)	$ 3,033,000
Earnings (loss) per share (Note 13):			
Basic	$ .38	$ (1.64)	$ .57
Diluted	$ .38	$ (1.64)	$ .57
Cash dividends declared per share	$ 10.00	$ .40	$ .475

See accompanying summary of accounting policies and notes to consolidated financial statements.

(1) 53 Weeks

Fab Industries, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Total	Common stock – Number of shares	Common stock – Amount	Additional paid-in capital	Retained earnings	Loan to employee stock ownership plan	Accumulated Other Comprehensive Income (loss)	Treasury stock – Number of shares	Treasury stock – Cost	Notes Receivable from Stockholders
Balance, November 27, 1999	123,788,000	6,591,944	1,319,000	6,967,000	154,445,000	(5,537,000)	(411,000)	(1,188,389)	(32,995,000)	
Net income – fiscal 2000	3,033,000	-	-	-	3,033,000	-	-	-	-	-
Change in net unrealized holding gain on investment securities available-for- sale, net of taxes	114,000	-	-	-	-	-	114,000	-	-	-
Total comprehensive income	3,147,000	-	-	-	-	-	-	-	-	-
Cash dividends	(2,531,000)	-	-	-	(2,531,000)	-	-	-	-	-
Purchase of treasury stock	(1,339,000)	-	-	-	-	-	-	(122,069)	(1,339,000)	-
Payment of loan from ESOP (Note 7)	790,000	-	-	-	-	790,000	-	-	-	-
Balance, December 2, 2000	123,855,000	6,591,944	1,319,000	6,967,000	154,947,000	(4,747,000)	(297,000)	(1,310,458)	(34,334,000)	-
Net loss – fiscal 2001	(8,623,000)	-	-	-	(8,623,000)	-	-	-	-	-
Change in net unrealized holding gain on investment securities available-for- sale, net of taxes	631,000	-	-	-	-	-	631,000	-	-	-
Total comprehensive loss	(7,992,000)	-	-	-	-	-	-	-	-	-
Cash dividends	(2,100,000)	-	-	-	(2,100,000)	-	-	-	-	-
Purchase of treasury stock	(1,050,000)	-	-	-	-	-	-	(73,116)	(1,050,000)	-
Payment of loan from ESOP (Note 7)	790,000	-	-	-	-	790,000	-	-	-	-
Balance, December 1, 2001	113,503,000	6,591,944	1,319,000	6,967,000	144,224,000	(3,957,000)	334,000	(1,383,574)	(35,384,000)	-
Net income – fiscal 2002	1,970,000	-	-	-	1,970,000	-	-	-	-	-
Minimum pension liability adjustment of $164,000, net of tax benefit of $59,000	(105,000)	-	-	-	-	-	(105,000)	-	-	-
Total comprehensive income	1,865,000	-	-	-	-	-	-	-	-	-
Cash dividends	(52,380,000)	-	-	(6,641,000)	(45,739,000)	-	-	-	-	-
Acceleration of stock options (Note 6)	418,000	-	-	418,000	-	-	-	-		
Exercise of stock options (Note 6)	1,445,000	133,000	26,000	1,640,000	-	-	-	-	-	(221,000)
Purchase of treasury stock	(280,000)	-	-	17,000	-	-	-	(16,899)	(297,000)	-
Termination of Employee Stock Ownership Plan	-	-	-	(2,401,000)		3,957,000	-	(86,456)	(1,556,000)	-
Balance, November 30, 2002	$64,571,000	6,724,944	$1,345,000	-	$100,455,000	-	$229,000	(1,486,929)	$(37,237,000)	$(221,000)

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Note 10)

Fiscal year ended	November 30, 2002	December 1, 2001	December 2, 2000
Cash flows from operating activities:			
Net income (loss)	$ 1,970,000	$ (8,623,000)	$ 3,033,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for doubtful accounts	400,000	400,000	850,000
Depreciation and amortization	2,143,000	4,609,000	5,864,000
Deferred income taxes	38,000	(6,555,000)	335,000
Non-cash asset impairment and restructuring charges	-	13,241,000	-
Compensation relating to acceleration of stock options	418,000	-	-
Net gain on investment securities	(2,179,000)	(3,025,000)	(1,300,000)
Gain on disposition of fixed assets	(817,000)	(261,000)	(106,000)
Decrease (increase) in:			
Accounts receivable	2,720,000	6,005,000	3,494,000
Inventories	3,949,000	7,083,000	4,584,000
Other current assets	750,000	922,000	(324,000)
Other assets	58,000	(333,000)	558,000
Increase (decrease) in:			
Accounts payable	(804,000)	(1,871,000)	(1,659,000)
Accruals and other liabilities	112,000	(1,518,000)	833,000
Net cash provided by operating activities	8,758,000	10,074,000	16,162,000
Cash flows from investing activities:			
Purchases of property, plant and equipment	(225,000)	(703,000)	(1,403,000)
Proceeds from sale of property and equipment	957,000	725,000	379,000
Proceeds from sales of investment securities	38,650,000	-	2,816,000
Acquisition of investment securities	-	(15,681,000)	(5,839,000)
Net cash provided by (used in) investing activities	39,382,000	(15,659,000)	(4,047,000)
Cash flows from financing activities:			
Purchase of treasury stock	(280,000)	(1,050,000)	(1,339,000)
Principal repayment on loan to employee stock ownership plan	-	790,000	790,000
Dividends	(52,901,000)	(2,108,000)	(2,949,000)
Exercise of stock options	1,445,000	-	-
Net cash used in financing activities	(51,736,000)	(2,368,000)	(3,498,000)
Decrease in cash and cash equivalents	(3,596,000)	(7,953,000)	8,617,000
Cash and cash equivalents, beginning of year	6,742,000	14,695,000	6,078,000
Cash and cash equivalents, end of year	$ 3,146,000	$ 6,742,000	$ 14,695,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Summary of Accounting Policies

Business

Fab Industries, Inc. (the "Company") is a major manufacturer of knitted apparel fabrics, including laces and finished home products, as well as laminated fabrics. The Company's sales in fiscal 2002, 2001 and 2000 were primarily made to customers in the United States.

The Company's Board of Directors has determined that it is in the best interests of its stockholders to sell the Company's business as a going concern. In order to maximize stockholder value, the Board of Directors adopted resolutions dated March 1, 2002 which authorized, subject to stockholder approval, the sale of the Company's business pursuant to a Plan of Liquidation and Dissolution (the "Plan"). The Company's stockholders approved the Plan at the Company's annual meeting on May 30, 2002. The Plan provides the Company's officers and directors will continue to operate the Company's business in its current fashion and pursue a sale of the business as a going concern. The Company's Board of Directors has approved the engagement of McFarland Dewey & Co., LLC financial advisors in November 2002 to assist with the sale of the business. The accompanying financial statements have been prepared on a going concern basis. There can be no assurance, however, that the Company will be successful in selling its business or if it does sell the business, that it will be able to recover the full value of its assets, particularly its property, plant and equipment. On May 30, 2002, the Company's Board of Directors declared an initial liquidating distribution of $10.00 per share, which resulted in a payment to stockholders of $52,380,000 in June 2002.

Principles of Consolidation

The financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany transactions and balances have been eliminated.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to November 30. Each of fiscal 2002 and 2001 had fifty-two weeks, and fiscal 2000 had fifty-three weeks.

Risks And Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investment securities, and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company is subject to credit risk if the brokers are unable to repay balances due or deliver securities in their custody. By policy, the Company limits the amount of credit exposure to any one financial institution. The Company has received confirmation indicating that, with respect to investment securities, each custodian with the exception of one custodian maintains appropriate insurance coverage. During fiscal 2002 and fiscal 2001, that custodian had approximately $10 million and $16 million, respectively, of the Company's cash under investment which from time to time during such periods was invested entirely in equity securities. At November 30, 2002, that custodian had approximately $10 million of the Company's cash under investments, which were invested in U.S. Treasury obligations. In June 2002, the Company liquidated $8,000,000 from that custodian as part of the liquidating dividend. The Company's investment policy currently permits up to 25% of the Company's portfolio to include equity securities.

Concentrations of credit risk with respect to trade receivables are limited due to the diverse group of manufacturers, wholesalers and retailers to whom the Company sells. The Company reviews a customer's credit history before extending credit. The Company further reduces its credit risk by factoring, without recourse, a variable amount of trade receivables. As of November 30, 2002 and December 1, 2001, 11% and 18%, respectively, of the accounts receivable outstanding were due from factors. The Company has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investments

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115 addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Investments in such securities are to be classified as either held-to-maturity, trading, or available-for-sale. The Company classifies all of its investments as available-for-sale. The investments are recorded at their fair value and the unrealized gain or loss, net of income taxes, is recorded in stockholders' equity.

Gains and losses on sales of investment securities are computed using the specific identification method.

Inventories

Inventories are valued at the lower of cost or market. For a portion of the inventories, cost is determined by the last-in, first-out (LIFO) method with the balance being determined by the first-in, first-out (FIFO) method.

Derivative Financial Instruments Held or Issued

The Company is party to equity option contracts as part of its investing activities. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. By selling or writing options, the Company receives a premium and becomes obligated during the term of the option to purchase or sell a financial instrument at a predetermined exercise price if the option is exercised, and assumes the risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.

In accordance with SFAS No. 133, the Company's policy is to recognize all derivatives instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value are recognized in the income statement in the period in which they occur. Derivatives are not used for trading purposes. Derivatives are used to hedge against fluctuations in the market value of equity securities.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using principally the straight-line method. The range of estimated useful lives is 15 to 33 years for buildings and building improvements, 4 to 10 years for machinery and equipment, 10 years for leasehold improvements and 5 years for trucks and automobiles.

Long-Lived Assets

The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. During fiscal 2001, the Company recorded asset impairment and restructuring charges. See Note 12 of the notes to the consolidated financial statements.

Research and Development Costs

Research and development costs are charged to expenses in the year incurred and amounted to $1,690,000, $1,999,000, and $3,206,000 in fiscal 2002, 2001 and 2000, respectively.

Stock-Based Compensation

In fiscal 1997, the Company became subject to SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which allows either the intrinsic or fair value method. SFAS No. 123 encourages, but does not require, entities to adopt the fair value method in place of the intrinsic value method as provided for in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. When the Company adopted SFAS No. 123, it elected to retain the intrinsic value method. The required fair value disclosures are included in the notes to the consolidated financial statements.

Taxes On Income

The Company follows the liability method of accounting for income taxes. Accordingly, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes.

Earnings (Loss) Per Share

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per share is based on the weighted average number of common shares and dilutive potential common shares outstanding during the fiscal year. The Company's dilutive potential common shares outstanding during fiscal 2002, 2001, and 2000 resulted entirely from dilutive stock options. For fiscal 2002, 2001 and 2000, potentially dilutive securities that related to shares issuable upon the exercise of stock options granted by the Company were excluded, as their effect was antidilutive. See Note 13 of notes to the consolidated financial statements.

Revenue Recognition

The Company recognizes its revenues upon shipment of the related goods. Allowances for estimated returns are provided when sales are recorded.

New Accounting Standards

In July 2001, the Financial Accounting Standard Board (FASB) issued FASB Statements Nos. 141 and 142 (FAS 141 and FAS 142), "Business Combinations" and "Goodwill and Other Intangible Assets." FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 142 on December 1, 2002, the beginning of fiscal 2003. The Company does not believe the adoption of FAS 142 will impact its results of operations or financial position.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30 for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt FAS 144 as of December 1, 2002, the beginning of fiscal 2003, and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

In July 2002, the FASB issued FAS No. 146, "Accounting for Restructuring Costs". FAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts, and relocating plant facilities or personnel. Under FAS 146, a company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. FAS 146 will require a company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. FAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS 146, a company may not restate its previously issued financial statements and the new statement grandfathers the accounting for liabilities that a company had previously recorded under Emerging Issues Task Force Issue 94-3. The Company does not anticipate that the adoption of FAS 146 will have a material effect on its results of operations or financial position.

Reclassifications

Certain prior fiscal years' accounts have been reclassified for comparative purposes.

1. **Cash and Cash Equivalents**

Cash and cash equivalents at November 30, 2002 and December 1, 2001 consisted of the following (in thousands):

	2002	2001
Cash	$526	$155
Taxable and tax-free short-term debt instruments	2,620	6,587
	$3,146	$6,742

2. **Investment Securities**

Investment securities available-for-sale at November 30, 2002 and December 1, 2001 consisted of the following (in thousands):

	Cost	Gross unrealized holding gain	Gross unrealized holding loss	Fair value
November 30, 2002:				
Equities	$ 750	$ -	$ -	$ 750
U.S. Treasury obligations	32,411	617	-	33,028
Corporate bonds	7,748	194	(254)	7,688
Money market	4,085	-	-	4,085
	$44,994	$ 811	$(254)	$45,551
December 1, 2001:				
Equities	$ 798	$ -	$ (15)	$ 783
U.S. Treasury obligations	47,240	316	(16)	47,540
Corporate bonds	32,288	721	(450)	32,559
Money market	1,139	-	-	1,139
	$81,465	$ 1,037	$(481)	$82,021

The carrying values and approximate fair values of investments in debt securities available-for-sale, at November 30, 2002 and December 1, 2001, by contractual maturity are as shown below:

	November 30, 2002		December 1, 2001	
	Cost	Fair value	Cost	Fair value
Maturing in one year or less	$ 10,064	$ 10,067	$ 29,983	$ 30,005
Maturing after one year through five years	28,054	28,520	35,321	35,781
Maturing after five years through ten years	259	264	8,130	8,161
Ten years and over	1,782	1,865	6,094	6,152
	$40,159	$40,716	$79,528	$80,099

Gross and net realized gains and losses on sales of investment securities were:

	2002	2001	2000
Gross realized gains	$ 6,653	$ 6,619	$ 4,214
Gross realized losses	(4,474)	(3,594)	(2,914)
Net realized gain	$ 2,179	$ 3,025	$ 1,300

Other comprehensive income for fiscal 2002, 2001, and 2000 consisted of the following (in thousands):

	2002	2001	2000
Unrealized holding gains arising during the year, net of tax	$1,307	$2,446	$894
Reclassification adjustment, net of tax	(1,307)	(1,815)	(780)
Other comprehensive income, net of tax	$ -	$ 631	$114

During fiscal 2002, the Company invested a portion of its securities in equity consisting of a portfolio of Standard and Poor's 100 ("S&P 100") common stocks, the fair value of which varies consistently with changes in the S&P 100 index. To hedge against fluctuations in the market value of the portfolio, the Company has purchased short-term S&P 100 index put options and sold short-term S&P 100 call options. At November 30, 2002 and December 1, 2001, the Company had no such investments, but will continue to invest in such equities in the future.

Realized gains or (losses) on purchased short-term S&P 100 index put options and sold short-term S&P 100 call options during fiscal 2002, 2001, and 2000 were approximately ($1,463,000), $925,000 and $2,217,000, respectively.

The Company has agreements with various brokerage firms to carry its account as a customer. The brokers have custody of the Company's securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to brokers or as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company.

3. Inventories

Inventories at November 30, 2002 and December 1, 2001 consisted of the following (in thousands, except for percentages):

	2002	2001
Raw materials	$ 2,131	$ 3,036
Work-in-process	2,717	4,083
Finished goods	3,538	5,216
	$ 8,386	$12,335
Approximate percentage of inventories valued under LIFO method	62%	56%
Excess of FIFO valuation over LIFO valuation	$ 1,614	$ 1,710

In fiscal 2002 and 2001, the liquidation of certain LIFO layers increased cost of goods sold by $503,000 and $1,909,000, respectively. The inventories in these LIFO layers were acquired at higher costs than current costs.

4. **Property, Plant and Equipment**

Property, plant and equipment at November 30, 2002 and December 1, 2001 consisted of the following (in thousands):

	2002	2001
Land and improvements	$ 682	$ 682
Buildings and improvements	8,377	11,304
Machinery and equipment	70,431	74,275
Trucks and automobiles	1,742	1,742
Office equipment	681	681
Leasehold improvements	929	929
Assets held for sale	2,786	1,482
	85,628	91,095
Less: Accumulated depreciation and amortization	73,621	77,030
	$ 12,007	$ 14,065

5. **Obligations Under Capital Leases**

Obligations under capital leases at November 30, 2002 and December 1, 2001 consisted of the following (in thousands):

	2002	2001
Obligations under capital leases through 2006 payable in monthly installments of $11 including interest at 10% per annum	-	$339
Less: Current maturities (included with other current liabilities)	-	28
	-	$311

During fiscal 2002, the capital lease liability was forgiven by the lessor, resulting in other income of $339,000, which was included in selling, general and administrative expenses for fiscal 2002.

6. Stock Compensation Plans

Stock Option Plan

In May 2001 and May 1997, the Board of Directors adopted and the shareholders approved two new stock option plans providing for the grant of up to 200,000 shares and 175,000 shares of common stock, respectively, at any time over the next ten years from the date such plans were adopted. These stock option plans have been terminated subsequent to the fiscal year ended November 30, 2002.

Pursuant to resolutions adopted by the Company's Board of Directors and documentation sent to and returned to the Company by option holders, effective immediately following stockholder approval of the Plan on May 30, 2002, all outstanding options under the Company's 1997 Stock Incentive Plan became vested, and all options as to which optionees (including employees and directors) had returned to the Company the appropriate forms (representing options held by all but one optionee, who exercised via payment to the Company) were exercised through the issuance of loans from the Company to the optionees, with stock of the optionees held as collateral by the Company until the loans have been satisfied. These loans receivable have been recorded as a reduction of stockholders' equity as of November 30, 2002. The original amount of the loans issued to employees to exercise their options was approximately $1,495,000, of which approximately $1,274,000 was repaid prior to the fiscal year ending November 30, 2002. These options are subject to variable accounting at each reporting period, until the related loans are repaid. No compensation cost was recorded at November 30, 2002 related to variable accounting since the market price per option did not change significantly from the date the options were exercised to November 30, 2002. As of November 30, 2002, the balance of the loans outstanding was $221,000. Based on the acceleration of certain stock options, the Company recorded a charge of approximately $418,000 to compensation expense and an increase to additional paid-in capital. As of November 30, 2002, there were no outstanding options under either the 2001 stock option plan or the 1997 stock option plan.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock option plans. If the Company had elected to recognize compensation costs based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below.

(Dollars in thousands, except per share data)	2002	2001	2000
Pro forma net income (loss)	$1,840	($8,652)	$3,008
Pro forma earnings (loss) per share – diluted	$0.35	($1.65)	$0.56

There were no options granted in fiscal 2002.

The weighted average fair value of options granted was $3.67 and $2.45 per share in fiscal 2001 and 2000, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for fiscal 2001 and 2000 grants:

Dividends	$.40 to $.70 per share
Volatility	21.4% to 29.2%
Risk-free interest	4.54% to 5.00%
Expected term	1 to 10 years

Data regarding the Company's stock option plan follows:

	Shares	Weighted average exercise price per share
Shares under option, November 27, 1999	269,750	$18.19
Options granted	54,000	11.06
Options exercised	-	-
Options canceled	(161,050)	(21.58)
Shares under option, December 2, 2000	162,700	12.47
Options granted	8,000	12.75
Options exercised	-	-
Options canceled	(27,500)	(12.25)
Shares under option, December 1, 2001	143,200	12.53
Options granted	-	-
Options exercised	(133,000)	12.51
Options canceled	(10,200)	12.70
Shares under option, November 30, 2002	-	-
Options exercisable at:		
December 2, 2000	24,140	13.75
December 1, 2001	47,280	12.72
November 30, 2002	-	-

Restricted Stock Plan

The Company has a restricted stock plan which awards shares of common stock previously held in its treasury to key employees. Shares are awarded in the name of the employee, who has all rights of a shareholder, subject to certain restrictions or forfeiture. Vesting occurs over a five-year period from the date the shares were awarded. Dividends associated with the shares are held by the Company and vest over the same five-year period. The compensation element related to such shares is recognized ratably over the five-year restriction period. Compensation expense related to the above restricted shares was $0 for fiscal 2002, 2001 and 2000. No restricted stock was awarded in fiscal 2002, 2001 or 2000 and no restricted stock was outstanding as of November 30, 2002. This restricted stock plan was terminated subsequent to fiscal year ended November 30, 2002.

7. Benefit Plans

Profit Sharing Plans

A qualified plan, which covers the majority of salaried employees, provides for discretionary contributions up to a maximum of 15% of eligible salaries. The distribution of the contribution to the Plan's participants is based upon their annual base compensation. Contributions for fiscal 2002, 2001 and 2000 were $144,000, $181,000 and $241,000, respectively.

The Company also has a nonqualified, defined contribution retirement plan for key employees who are ineligible for the salaried employees' qualified profit sharing plan. Contributions for fiscal 2002, 2001 and 2000 were $41,000, $52,000 and $57,000, respectively. Benefits payable under this plan amounting to $1,898,000 and $2,107,000 at November 30, 2002 and December 1, 2001, respectively, are included in other noncurrent liabilities. These liabilities are fully funded by plan assets of equal amounts, which are included in other assets.

Pension Plan

The Company maintains a non-contributory defined benefit pension plan (Fab Industries, Inc. Hourly Employees' Retirement Plan) which covers substantially all hourly employees. The Plan provides benefits based on the participants' years of service.

The following tables provide a reconciliation of the changes in the Plan's benefit obligations and fair value of assets and a statement of the funded status of the Plan for fiscal 2002 and 2001:

	2002	2001
Reconciliation of the benefit obligation		
Obligation at beginning of year	$3,513,000	$3,588,000
Service cost	177,000	246,000
Interest cost	246,000	284,000
Amendments	51,000	-
Curtailment	27,000	55,000
Actuarial loss	267,000	721,000
Benefit payments	(969,000)	(1,381,000)
Obligation at end of year	$3,312,000	$3,513,000

	2002	2001
Reconciliation of fair value of plan assets		
Fair value of plan assets at beginning of year	$3,855,000	$5,522,000
Actual return on plan assets (net of expenses)	(409,000)	(286,000)
Benefit payments	(969,000)	(1,381,000)
Fair value of plan assets at end of year	$2,477,000	$3,855,000

	2002	2001
Funded status		
Funded status	$(835,000)	$342,000
Unrecognized prior service cost	293,000	372,000
Unrecognized actuarial (gain) loss	164,000	(797,000)
Net amount recognized	$(378,000)	$ (83,000)

The following table provides the amounts recognized in the consolidated balance sheets as of November 30, 2002 and December 1, 2001:

	2002	2001
Accrued benefit liability (included in other noncurrent liabilities)	$ (835,000)	$ (83,000)
Intangible pension asset (included in other assets)	293,000	-
Accumulate other comprehensive loss (Net of tax effect below)	105,000	-
Deferred tax asset	59,000	-
Net amount recognized	$ (378,000)	$ (83,000)

The following table provides the components of the net periodic (benefit) cost for the Plan for fiscal 2002 and 2001:

	2002	2001
Service cost	$ 177,000	$ 246,000
Interest cost on projected benefit obligation	246,000	284,000
Expected return on plan assets	(300,000)	(430,000)
Amortization of prior service cost	45,000	74,000
Amortization of net gain	(35,000)	(156,000)
Recognized (gain) loss due to curtailment and settlement	161,000	(72,000)
Net periodic pension cost (credit)	$ 294,000	$(54,000)

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligations and the market-related value of assets are amortized over the average remaining service period of active participants.

The weighted average assumptions used in the measurement of the Company's benefit obligations for fiscal 2002 and 2001 are shown in the following table:

	2002	2001
Discount rate	6.75%	7.25%
Expected return on plan assets	8.00%	8.00%

Employee Stock Ownership Plan

The Company had an Employee Stock Ownership Plan ("ESOP") which covered all full-time employees who have completed one year of service. In 1991, the ESOP purchased 340,000 shares of common stock from the Chairman of the Board of Directors and President of the Company for $34.875 per share, which represented 5.5% of the Company's then outstanding common stock. The ESOP was funded by the Company, pursuant to a loan pledge agreement for $11,857,000. The loan was payable by the ESOP to the Company from contributions to be made in fifteen equal annual principal installments plus interest at the prime rate. Employee rights to the common shares vest over a seven-year period and are payable at retirement, death, disability or termination of employment.

The Company accounted for the ESOP shares in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 76-3. ESOP contributions were recorded for financial reporting purposes as the ESOP shares became allocable to the plan participants. All ESOP shares were considered outstanding in the determination of earnings (loss) per share.

The portion of the common stock dividends declared relating to ESOP shares totaled $0, $104,000 and $161,000 for fiscal 2002, 2001 and 2000, respectively. Of these amounts, $0, $65,000 and $90,000 for fiscal 2002, 2001 and 2000, respectively, related to allocated shares and $0, $39,000 and $71,000 for fiscal 2002, 2001 and 2000, respectively, related to unallocated shares. The dividends related to the unallocated shares were applied towards the $790,000 annual principal installments referred to above.

Pursuant to resolutions adopted by the Company's Board of Directors, upon approval of the Plan by the stockholders on May 30, 2002, the ESOP was terminated and all shares of common stock of the Company then held in the ESOP suspense account (86,456 shares) were transferred to the Company, and held as treasury stock, in exchange for the cancellation of the outstanding loan in the amount of $3,957,000 from the Company to the ESOP. The Company recorded the related treasury stock at the fair market value on the date of the termination, which resulted in a $2.4 million charge to additional paid-in-capital.

As of November 30, 2002 and December 1, 2001, ESOP shares information was as follows:

	2002	2001
Allocated	-	142,822
Committed to be released	-	18,889
In suspense	-	67,567
Total shares held by ESOP	-	229,278

The net charges to earnings for fiscal 2002, 2001 and 2000 were as follows (in thousands):

	2002	2001	2000
Contribution to ESOP	$ -	$1,048	$1,150
Less: Interest income on loan to ESOP	-	296	547
Net charge to earnings	$ -	$ 752	$ 603

The contribution to the ESOP is allocated between costs of goods sold and operating expenses; the interest income is included in interest and dividend income.

8. Income Taxes

Provisions (benefits) for Federal, state and local income taxes for fiscal 2002, 2001 and 2000 consisted of the following components (in thousands):

	2002	2001	2000
Current:			
Federal	$ 902	$ (469)	$ 734
State and local	100	159	77
	1,002	(310)	811
Deferred:			
Federal and state	38	(6,555)	334
	$1,040	$ (6,865)	$1,145

The net deferred tax liability at November 30, 2002 and December 1, 2001 consisted of the following (in thousands):

	2002	2001
Long-term portion:		
Gross deferred tax liability (asset) for:		
Excess depreciation for tax purposes	$ 619	$ 306
Future tax deductions for employee benefit plans	(1,118)	(1,185)
Pension obligation	(59)	-
Other	30	53
Net long-term asset	(528)	(826)
Current portion:		
Gross deferred tax liability (asset) for:		
Accounts receivable – Section 475 adjustment	(204)	218
Net unrealized holding gain on investment securities available-for-sale, included in stockholders' equity	249	222
ESOP contribution accrued for tax purposes	-	430
Other	(36)	(601)
Net current liability	9	269
Net deferred tax asset	$ (519)	$ (557)

The provision (benefit) for income taxes differed from the amount computed by applying the statutory federal income tax rate of 34.0% for fiscal 2002, 2001 and 2000 to income (loss) before income taxes due to the following:

	2002	2001	2000
		(Tax effect in thousands)	
Federal tax expense (benefit)at statutory rate	$ 513	$(5,266)	$1,421
State and local income taxes, net of Federal benefit	66	105	51
Tax-free interest income and dividends received deduction	(119)	(147)	(338)
Change in estimates for tax contingency and other	580	(1,557)	11
Income tax expense (benefit)	$1,040	$(6,865)	$1,145

In the fourth quarter of fiscal 2001, the Company reversed approximately $1.5 million of certain tax reserves recorded in prior years, due to changes in estimates for tax contingency items.

9. Commitments and Contingencies

Stock Repurchase

The Company has an agreement with the Chairman of the Board of Directors and Chief Executive Officer which provides that, in the event of the Chairman's death, his estate has the option to sell, and the Company the obligation to purchase, certain stock owned by the Chairman. The amount of stock subject to purchase is equal to the lesser of $7 million or 10% of the book value of the Company at the end of the year immediately following his death, plus the $3 million proceeds from insurance on his life for which the Company is the beneficiary. The agreement extends automatically from year to year unless either party gives notice of cancellation at least six months prior to the then current expiration date. The current expiration date is March 2003. As a result of this feature, $7 million has been classified as redeemable common stock, for all periods presented.

Lease

The Company leases its New York City offices and showrooms until 2005, at average minimum annual rentals of $112,000 plus escalation and other costs.

Rental expense for operating leases in fiscal 2002, 2001 and 2000 aggregated $495,000, $679,000 and $901,000, respectively.

Future minimum annual payments over the remaining noncancellable term of the Company's New York City operating lease are as follows:

Fiscal year ending (in thousands)	
2003	$133
2004	135
2005	91
	$359

Litigation

A number of claims and lawsuits are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position or results of operations.

10. Statement of Cash Flows

Cash outlays (net refunds) for corporate income taxes and interest for fiscal 2002, 2001 and 2000 were as follows (in thousands):

	Corporate income taxes	Interest
2002	$ 156	$ 13
2001	438	42
2000	(53)	86

Noncash Investing and Financing Activities

In fiscal 2002, 2001 and 2000, net unrealized holding gains of $0, $1,051,000 and $190,000, respectively, less related income taxes of $0, $420,000 and $76,000, on investment securities available-for-sale were recorded as increases in stockholders' equity.

11. Interest and Dividend Income

Interest and dividend income for the past three fiscal years were as follows (in thousands):

	Interest income	Dividend income	Total
2002	$2,164	$249	$2,413
2001	4,123	166	4,289
2000	3,877	123	4,000

12. Asset Impairment and Restructuring Charges

In the second quarter of fiscal 2001, the Company implemented a restructuring plan to consolidate several manufacturing facilities. As a result, the Company's fiscal year ended December 1, 2001 financial results include a charge for impairment of fixed assets held for sale of $5,958,000 for the writedown of fixed assets held for disposal to their fair value less costs to dispose. The consolidation of manufacturing facilities is an effort to restore the operations to an acceptable level of profitability by eliminating over-capacities at the manufacturing level in response to the continued weakness in the economy and market conditions that have adversely affected the domestic textile industry.

The fixed assets held for disposal are comprised of buildings, machinery and equipment from the knitting, dyeing and finishing activities of the business. The marketability of the assets held for disposal are subject to worldwide economic conditions which can affect the sale of such buildings and machinery.

During the fiscal year ended December 1, 2001, the Company had expended approximately $1,300,000 to remove and transfer machinery and equipment to the Company's Mohican Mills facility as part of the consolidation of the Company's manufacturing facilities.

As a result, in accordance with FAS No. 121, the Company reviewed long-lived assets to be held and used for impairment and, in the fourth quarter of 2001, recorded an impairment charge of approximately $7,272,000 relating to fixed assets. The Company continues to utilize the majority of its property, plant and equipment, however, there can be no assurance that the Company will sell its assets or if it does sells its assets, that it will be able to recover the full value of its assets, particularly its property, plant and equipment.

13. Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share for the fiscal years ended November 30, 2002, December 1, 2001 and December 2, 2000 are calculated as follows:

	Net Income (Loss)	Weighed Average Shares	Per Share Amount
Fiscal year ended November 30, 2002:			
Basic earnings per share	$1,970,000	5,222,812	$ .38
Effect of assumed exercise of employee stock options	-	-	
Diluted earnings per share	$1,970,000	5,222,812	$ .38
Fiscal year ended December 1, 2001:			
Basic loss per share	$(8,623,000)	5,258,353	$(1.64)
Effect of assumed exercise of employee stock options	-	-	
Diluted loss per share	$(8,623,000)	5,258,353	$(1.64)
Fiscal year ended December 2, 2000:			
Basic earnings per share	$3,033,000	5,336,958	$ .57
Effect of assumed exercise of employee stock options	-	-	
Diluted earnings per share	$3,033,000	5,336,958	$ .57

During fiscal 2002, all outstanding options were either exercised or cancelled. Options to purchase 143,200, and 162,700 shares of common stock were outstanding during fiscal 2001 and 2000, respectively, but were not included in the computation of diluted earnings per share, as their effect would be anti-dilutive.

14. Segment Information

The Company adopted SFAS No. 131 "Disclosure About Segments of an Enterprise and Related Information" in fiscal 1999. SFAS No. 131 requires companies to report information on segments using the way management organizes segments within the company for making operating decisions and assessing financial performance.

The Company's chief operating decision-maker is considered to be the Chief Executive Officer (CEO). The Company's CEO evaluates both consolidated and disaggregated financial information in deciding how to allocate resources and assess performance. The Company has identified three reportable segments based upon the primary markets it serves: Apparel Fabrics, Home Fashions, Industrial Fabrics and Accessories.

Apparel Fabrics: The Company is a major manufacturer of warp and circular knit fabrics and raschel laces. The Company's textile fabrics are sold to a wide variety of manufacturers of ready-to-wear and intimate apparel for men, women, and children, including dresses and sportswear, children's sleepwear, activewear, swimwear, and recreational apparel.

Home Fashions and Accessories: While sales primarily to manufacturers of home furnishings, the Company used its own textile fabrics internally to produce flannel and satin sheets, blanket products, comforters, and other bedding products which it sells to specialty stores, catalogue and mail order companies, airlines and cruise lines, and health care institutions.

Other: The Company produces a line of ultrasonically, hot melt adhesive, flame and adhesive bonded products for apparel, environmental, health care, industrial and consumer markets. The Company's textile fabrics are sold to manufacturers servicing the residential and contract markets. The Company sells fabrics to vendors in the over the counter markets.

The accounting policy of the reportable segments are the same as those described in Summary of Accounting Policies (Business F-9). The Company neither allocates to the segments nor bases segment decisions on the following:

- Interest and dividend income
- Interest expense
- Net gain on investment securities
- Income tax expense or benefit

Many of the Company's assets are used by multiple segments. While certain assets such as Inventory and Property, Plant and Equipment are identifiable by segment, an allocation of the substantial remaining assets is not meaningful.

For the 52 weeks ending December 1, 2001, charges for the asset impairment and restructuring charges apply mainly to the apparel segment with a small portion to the other segment. The 52 weeks ended November 30, 2002 include a litigation settlement in the amount of $750,000, which is included in the Home Fashions and Accessories segment (see Note 16).

During all years presented, no single customer or group of affiliated customers accounted for more than 10% of the year's net sales.

The following are segment revenues and income (loss) by reportable segments for the fiscal years 2002, 2001, and 2000.

2002	Apparel	Home Fashions And Accessories	Other	Total
External sales	$51,269	$4,673	$7,023	$62,965
Intersegment sales	3,860	22	372	4,254
Operating income/(loss)	(679)	(1,085)	195	(1,569)
Depreciation expense	1,600	51	327	1,978
Segment assets	16,629	1,005	2,543	20,177
Capital expenditures	-	-	225	225

2001	Apparel	Home Fashions And Accessories	Other	Total
External sales	$60,884	$10,382	$8,770	$80,036
Intersegment sales	9,781	44	326	10,151
Operating income/(loss)	(22,346)	674	(1,088)	(22,760)
Depreciation expense	3,919	54	477	4,450
Segment assets	21,844	1,454	2,867	26,165
Capital expenditures	374	-	302	676

2000	Apparel	Home Fashions And Accessories	Other	Total
External sales	$93,901	$14,269	$10,015	$118,185
Intersegment sales	12,324	51	342	12,717
Operating income/(loss)	(2,114)	1,117	(39)	(1,036)
Depreciation expense	5,171	55	463	5,689
Segment assets	44,671	1,579	4,375	50,625
Capital expenditures	922	4	318	1,244

Revenues	2002	2001	2000
Total external sales for segments	$ 62,965	$ 80,036	$ 118,185
Intersegment sales for segments	4,254	10,151	12,717
Elimination of intersegment sales	(4,254)	(10,151)	(12,717)
Total consolidated sales	$ 62,965	$ 80,036	$ 118,185

Profit or Loss			
Total operating loss for segments	$ (1,569)	$ (22,760)	$ (1,036)
Total other income	4,579	7,272	5,214
Income (loss) before taxes on income	$ 3,010	$ (15,488)	$ 4,178

Assets			
Total segments assets	$ 20,177	$ 26,165	$ 50,625
Assets not allocated to segments	61,052	105,363	100,787
Total consolidated assets	$ 81,229	$ 131,528	$ 151,412

Other Significant Items			
Depreciation expense	$ 1,978	$ 4,450	$ 5,689
Not allocated to segments	165	159	175
Consolidated total	$ 2,143	$ 4,609	$ 5,864
Capital expenditures	$ 225	$ 676	$ 1,244
Not allocated to segments	-	27	159
Consolidated total	$ 225	$ 703	$ 1,403

15. **Quarterly Financial Data (unaudited)**

Quarterly earnings were as follows (in thousands, except for earnings per share):

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Fiscal 2002:					
Net sales	$14,250	$17,362	$17,920	$13,433	$62,965
Gross profit	1,107	2,424	2,362	660	6,553
Net income (loss)	(677)	1,626	1,010	11	1,970
Earnings (loss) per share:					
Basic	$ (0.13)	$ 0.31	$ 0.19	$ 0.00	$ 0.38
Diluted	$ (0.13)	$ 0.31	$ 0.19	$ 0.00	$ 0.38
Fiscal 2001:					
Net sales	$20,005	$23,002	$19,901	$17,128	$80,036
Gross profit (loss)	(152)	857	659	154	1,518
Net loss	(1,042)	(4,393)	(1,320)	(1,868)	(8,623)
Loss per share:					
Basic	$ (0.20)	$ (0.83)	$ (0.25)	$ (.36)	$ (1.64)
Diluted	$ (0.20)	$ (0.83)	$ (0.25)	$ (.36)	$ (1.64)

Net loss includes $5,958,000, $967,000 and $7,605,000 for second, third and fourth quarter 2001 respectively, and $14,530,000 for the 52 weeks ending December 1, 2001 for asset impairment and restructuring charges.

16. Other Expense

During the fall of 1999, San Francisco Network ("SFN") commenced an action in the Superior Court of California, Marin County, against the Company and the Company's Salisbury Manufacturing Corporation ("Salisbury") subsidiary. The action relates to an agreement between SFN and Salisbury (whose performance the Company guaranteed), pursuant to which Salisbury was licensed to use the Karen Neuburger trademark for branded bedding products. The case was removed to the United States District Court of California. Salisbury and the Company denied any wrongdoing and asserted affirmative claims against SFN and certain of its principals. On March 14, 2002, at a court ordered conference, the Company settled this issue without admitting liability. On April 12, 2002, the Company paid SFN $750,000 in exchange for a compete release of all claims.

FAB INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS SCHEDULES
FORM 10-K

FISCAL YEARS ENDED NOVEMBER 30, 2002, DECEMBER 1, 2001, AND DECEMBER 2, 2000

FAB INDUSTRIES, INC. AND SUBSIDIARIES

INDEX

Schedule II
Fab Industries, Inc.
and Subsidiaries

Valuation and Qualifying Accounts
(In thousands)

Col. A	Col. B	Col. C Additions		Col. D	Col. E
Description	Balance at beginning of year	(1) Charged to costs and expenses	(2) Charged to other accounts	Deductions	Balance at end of year
Fiscal year ended November 30, 2002: Allowance for doubtful Accounts	$ 600	$400(i)	$ -	$ -	$ 1,000
Fiscal year ended December 1, 2001: Allowance for doubtful Accounts	$ 300	$400(i)	$ -	$ (100)(ii)	$ 600
Fiscal year ended December 2, 2000: Allowance for doubtful Accounts	$1,500	$850(i)	$ -	$(2,050)(ii)	$ 300

(i) Current year's provision.
(ii) Accounts receivable written-off, net of recoveries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Fab has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

FAB INDUSTRIES, INC.

By: /s/ Samson Bitensky
Samson Bitensky
Chairman of the Board and
Chief Executive Officer

Date: February 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Date	Capacity in Which Signed
/s/ Samson Bitensky Samson Bitensky	February 28, 2003	Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ David A. Miller David A. Miller	February 28, 2003	Vice President - Finance, Treasurer, and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Martin B. Bernstein Martin B. Bernstein	February 28, 2003	Director
/s/ Lawrence H. Bober Lawrence H. Bober	February 28, 2003	Director
/s/ Frank S. Greenberg Frank S. Greenberg	February 28, 2003	Director
/s/ Susan B. Lerner Susan B. Lerner	February 28, 2003	Director
/s/ Richard Marlin Richard Marlin	February 28, 2003	Director
/s/ Steven E. Myers Steven E. Myers	February 28, 2003	Director, President and Chief Operating Officer

CERTIFICATION

I, Samson Bitensky, certify that:

1. I have reviewed this annual report on Form 10-K of Fab Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 28, 2003

/s/ Samson Bitensky
Samson Bitensky
Chief Executive Officer

CERTIFICATION

I, David A. Miller, certify that:

1. I have reviewed this annual report on Form 10-K of Fab Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 28, 2003

/s/ David A. Miller
David A. Miller
Chief Financial Officer

Corporate Directory

Directors

Samson Bitensky
Chairman of the Board and
Chief Executive Officer

Martin B. Bernstein
Chairman of Bedford Capital Corp.

Lawrence H. Bober
Retired, Vice Chairman of the Board
First New York Bank for Business

Frank S. Greenberg
Former Chairman of
Burlington Industries, Inc.

Susan B. Lerner
Former Corporate Counsel

Richard Marlin
Attorney, Member of the Firm of
Kramer, Levin, Naftalis & Frankel, LLP

Steven E. Myers
President and Chief Operating Officer

Corporate Officers

Samson Bitensky
Chairman of the Board
Chief Executive Officer

Steven E. Myers
President and Chief Operating Officer

David A. Miller
Vice President, Treasurer
and Chief Financial Officer

Jerry E. Deese
Vice President - Controller of
Plant Operations

Sam Hiatt
Vice President - Sales

Mark J. Goldberg
Vice President

Bruce Chroback
Assistant Treasurer and Controller

Subsidiaries

Adirondack Knitting Mills, Inc.
Fab-Lace, Inc.
Gem Urethane Corp.
Lamatronics Industries, Inc.
Mohican Mills, Inc.
Salisbury Manufacturing Corp.
Sandel International, Inc.
SMS Textiles, Inc.
Travis Knits, Inc.

Divisions

Warp Knit Division
Circular Knit Division
Raval Lace Division
Stretch Fabrics Division
Consumer Products Division
Over-the-Counter Retail Division

Manufacturing Plants and Warehouses

Amsterdam, New York
Lincolnton, North Carolina
Salisbury, North Carolina

Executive Sales Offices

200 Madison Avenue
New York, New York 10016
Phone (212) 592-2700
Fax (212) 689-6929
http://www.fab-industries.com

Corporate Counsel

Paul, Weiss, Rifkind,
Wharton & Garrison
1285 Avenue of the Americas
New York, New York 10019

Auditors

BDO Seidman, LLP
330 Madison Avenue
New York, New York 10017

Transfer Agent and Registrar

Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, N.J. 07660
Phone 800-851-9677
www.melloninvestor.com

Stockholder Information

The common stock of Fab Industries, Inc. is traded on the American Stock Exchange (ticker symbol - FIT).

Fab

FAB INDUSTRIES, INC.
200 Madison Avenue
New York, NY 10016